Mail Stop 4561

December 22, 2008

Charles R. Valade
President and Chief Executive Officer
CNB Financial Corp.
33 Waldo Street
Worcester, Massachusetts 01613

      Re: CNB Financial Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed December 9, 2008
           File No. 000-51685

Dear Mr. Valade:

      We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

           Sincerely,

           Eric Envall
           Staff Attorney